SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                               Genta Incorporated
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  372 45 M 20 7
                                  -------------
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:
David R. Walner, Esq.                                  Monica C. Lord, Esq.
Paramount Capital Asset                                Kramer, Levin,
   Management, Inc.                                      Naftalis & Frankel
787 Seventh Avenue                                     919 Third Avenue
New York, NY 10019                                     New York, NY  10022
(212) 554-4372                                         (212) 715-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 24, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:
   [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 2 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                                    (b)      |_|

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
           NUMBER OF                          7         SOLE VOTING POWER
             SHARES
          BENEFICIALLY                                  None
            OWNED BY                  ------------------------------------------
              EACH                            8         SHARED VOTING POWER
           REPORTING
             PERSON                                     15,905,896
              WITH                    ------------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        None
                                      ------------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        15,905,896
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,905,896
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          65.5% (42.0% of the outstanding voting power)**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of September 24, 1998, Paramount Capital Asset Management, Inc. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 41.8% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 3 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                                    (b)      |_|

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
           NUMBER OF                          7         SOLE VOTING POWER
             SHARES
          BENEFICIALLY                                  None
            OWNED BY                  ------------------------------------------
              EACH                            8         SHARED VOTING POWER
           REPORTING
             PERSON                                     5,467,877
              WITH                    ------------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        None
                                      ------------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        5,467,877
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,467,877
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.5% (14.4% of the outstanding voting power)**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of September 24, 1998, the Aries Domestic Fund, L.P. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 14.4% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 4 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Aries Trust
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                                    (b)      |_|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

--------------------------------------------------------------------------------
           NUMBER OF                          7         SOLE VOTING POWER
             SHARES
          BENEFICIALLY                                  None
            OWNED BY                  ------------------------------------------
              EACH                            8         SHARED VOTING POWER
           REPORTING
             PERSON                                     10,445,019
              WITH                    ------------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        None
                                      ------------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        10,445,019
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,445,019
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           43.0% (27.6% of the outstanding voting power)**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON* OO (see Item 2)
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of September 24, 1998, The Aries Trust may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 27.6% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 5 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1          NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)      |_|
                                                                    (b)      |_|
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*

                 OO (see Item 3)
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                 NUMBER OF                    7         SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                            822,491**
                  OWNED BY                  ------------------------------------
                    EACH                      8         SHARED VOTING POWER
                 REPORTING
                   PERSON                               15,905,896
                    WITH                    ------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        822,491**
                                            ------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        15,905,896
--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 16,728,387**
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                 SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 68.8% (44.2% of the outstanding voting power)***
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*
                 IN
--------------------------------------------------------------------------------

** Does not include approximately 1,951,801 and 92,101 shares of Common Stock issuable, respectively, upon conversion and exercise of approximately 18,420 shares of Series D Preferred Stock and Class D Warrants issuable upon exercise of Advisory Warrants, which are not exercisable within 60 days of September 24, 1998.

*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of September 24, 1998, Lindsay A. Rosenwald, M.D. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 44.2% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 6 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1          NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Mr. Michael S. Weiss
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)      |_|
                                                                    (b)      [x]
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*

                 PF (see Item 3)
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                 NUMBER OF                      7       SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                            148,354
                  OWNED BY              ----------------------------------------
                    EACH                        8       SHARED VOTING POWER
                 REPORTING
                   PERSON                               None**
                    WITH                ----------------------------------------
                                                9       SOLE DISPOSITIVE POWER

                                                        148,354
                                        ----------------------------------------
                                               10       SHARED DISPOSITIVE POWER

                                                        None**
--------------------------------------------------------------------------------

      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 148,354**
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                 SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.8% (0.5% of the outstanding voting power)***
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*
                 IN
--------------------------------------------------------------------------------
** Does not include approximately 502,993 and 23,735 shares of Common Stock issuable, respectively, upon conversion and exercise of approximately 4,747 shares of Series D Preferred Stock and Class D Warrants issuable upon exercise of Advisory Warrants, which are not exercisable within 60 days of September 24, 1998, that are held by an entity of which Mr. Weiss is the managing member.

*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of September 24, 1998, Mr. Michael S. Weiss may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 0.5% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

                                  SCHEDULE 13D

         This Amendment No. 6 amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D, dated February 24, 1997, as amended to date, (the "Schedule").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information contained in Item 3 to the Schedule is hereby amended by adding the following:

         Between August 19 and September 24, Aries Trust and Aries Domestic purchased 431,490 and 141,460 shares of Common Stock (additional "Purchased Common Stock"), respectively, on the open market. Aries Trust and Aries Domestic used their respective general funds for such purchases.

         Aries Trust made the following purchases:

Date              No. of Shares             Sales Price
----              -------------             -----------
08/19/98          17,800                    $0.625
08/20/98          17,800                    $0.625
08/21/98          2,000                     $0.688
08/24/98          12,000                    $0.719
08/25/98          11,100                    $0.730
08/27/98          11,800                    $0.791
08/28/98          11,900                    $0.813
08/31/98          12,800                    $0.875
09/01/98          12,800                    $0.939
09/02/98          12,750                    $1.039
09/03/98          12,770                    $1.000
09/04/98          12,770                    $0.956
09/08/98          18,900                    $1.017
09/09/98          18,900                    $1.031
09/10/98          18,900                    $0.957
09/11/98          18,900                    $0.969
09/14/98          21,100                    $0.969
09/15/98          28,500                    $0.969
09/16/98          20,000                    $0.969
09/17/98          21,100                    $0.969
09/18/98          21,100                    $0.991
09/21/98          23,900                    $1.000
09/22/98          24,000                    $1.000
09/23/98          23,900                    $0.969
09/24/98          24,000                    $0.969
                                                              Page 7 of 10 Pages

          Aries Domestic made the following purchases:

Date              No. of Shares                      Sales Price
----              -------------                      -----------
08/19/98          6,200                              $0.625
08/20/98          6,200                              $0.625
08/24/98          4,000                              $0.719
08/25/98          3,900                              $0.730
08/27/98          4,200                              $0.791
08/28/98          4,100                              $0.813
08/31/98          4,450                              $0.875
09/01/98          4,450                              $0.939
09/02/98          4,500                              $1.039
09/03/98          4,480                              $1.000
09/04/98          4,480                              $0.956
09/08/98          6,600                              $1.017
09/09/98          6,600                              $1.031
09/10/98          6,600                              $0.957
09/11/98          6,600                              $0.969
09/14/98          7,400                              $0.969
09/16/98          8,500                              $0.969
09/17/98          7,400                              $0.969
09/18/98          7,400                              $0.991
09/21/98          8,400                              $1.000
09/22/98          8,300                              $1.000
09/23/98          8,400                              $0.969
09/24/98          8,300                              $0.969


ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         The information contained in Item 5 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

          (a) As of September 24, 1998: Dr. Rosenwald, as the sole shareholder of Paramount Capital and as the holder of Placement Warrants and Advisory Warrants, may be deemed beneficially to own 16,728,387 shares or 68.8% of the Issuer's Common Stock; Paramount Capital, through the acquisitions of securities by Aries Trust and Aries Domestic, may be deemed beneficially to own 15,905,896 shares or 65.5% of the Issuer's Common Stock; and Aries Domestic, Aries Trust and Mr. Weiss may be deemed beneficially to own the following numbers of shares of Common Stock:


               Aries Domestic    5,467,877
               Aries Trust      10,445,019
               Mr. Weiss           148,354

               Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Filing Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock. Pursuant to

                                                              Page 8 of 10 Pages

               Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Aries Reporting Persons and Mr. Weiss each disclaim beneficial ownership of all securities held by the other.

               The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of September 24, 1998, Dr. Rosenwald and Paramount Capital may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 44.2% and 42.0%, respectively, of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

          (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust. Dr. Rosenwald has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares underlying the Placement Warrants and Advisory Warrants held by him. Mr. Weiss has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he owns.

          (c) Other than the purchase of Series A Preferred Stock on July 27, 1998 and the open market purchases of Common Stock reported in
               Item 3, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer in the past 60 days.

          (d)&(e) Not applicable.



                                                              Page 9 of 10 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   September 24, 1998
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President

                                 ARIES DOMESTIC FUND, L.P.
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   September 24, 1998
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                 THE ARIES TRUST
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   September 24, 1998
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


Dated:   September 24, 1998
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.



Dated:   September 24, 1998
         New York, NY             By: /s/ Michael S. Weiss
                                     ---------------------------------------
                                     Mr. Michael S. Weiss



                                                             Page 10 of 10 Pages